EXHIBIT 11


              Statement Regarding Computation of Earnings Per Share

The basic net loss per share is determined by dividing the net loss by the weighted average of the common shares of the Company outstanding. The diluted net loss per share normally includes common stock equivalents (options, warrants, and convertible debentures), but were excluded since their effect was antidilutive.